July 27, 2011

James O’Connor

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                              The Coventry Group:  File Nos. 33-44964 and 811-06526

Dear Mr. O’Connor:

On May 18, 2011, The Coventry Group (the “Trust’), on behalf of Boston Trust Balanced Fund, Boston Trust Equity Fund, Boston Trust Midcap Fund, Boston Trust Small Cap Fund, Walden Social Balanced Fund, Walden Social Equity Fund, Walden Midcap Fund and Walden Small Cap Innovations Fund (the “Funds”), each a series of the Trust, filed Post-Effective Amendment No. 137 to its Registration Statement on Form N-1A.  On July 1, 2011 you provided comments.  The Trust has revised the disclosure in its prospectus and Statement of Additional information in response to your comments, except as indicated below.  For your convenience, I have summarized certain of your comments.

1.                                       Comment.  We suggest that “shareholder fees” line items be deleted.  See Item 2, Instruction 1(c).

Response.  Form N-1A states that a fund may, but is not required, to delete this item if no fees are charged.  The Trust prefers to affirmatively disclose that its does not assess shareholder fees.

2.                                       Comment.  What is the weighted average size of companies in which the [Balanced] fund is currently invested?

Response.  The Fund is permitted to invest in companies of any size.  The Trust has not included the disclosure regarding “current” average weighted size because such disclosure may become stale and misleading over time.

3.                                       Comment.  Disclose the percentage of the [Balanced] fund’s assets currently invested in government securities and the percentage invested in corporate bonds.

Response.  The prospectus discloses that the fund may invest in U.S. government and agency securities, as well as corporate bonds.  The percentage of the fund’s assets allocated to either type of security will change over time in response to economic conditions.  The Trust has not included the disclosure regarding “current” composition of the fund’s portfolio because such disclosure may become stale and misleading over time.

4.                                       Comment.  Disclose the extent to which the [Balanced] fund is permitted to invest in foreign companies or state that there is no limit.  Disclose the extent to which the fund is currently

Michael.Wible@ThompsonHine.com Phone 614.469.3297 Fax 614.469.3361	df

invested in foreign stocks.  Disclose the extent to which the fund may invest in emerging market companies and the extent to which it is currently so invested.

Response.  The current disclosure states that the fund may invest in domestic and foreign equity securities, which indicates that there is no limit on the extent to which the fund is permitted to invest in either type of security.  The Trust has not included the disclosure regarding the extent to which the fund is currently invested in foreign and emerging markets because such disclosure may become stale and misleading over time.  The fund’s investments are disclosed on Form N-Q, which is publicly available, and in the annual and semi-annual reports to shareholders.

5.                                       Comment.  Disclose the [Balanced] fund’s current average credit quality and current weighted average maturity.  Disclose the lowest rating in which the fund may invest.  Disclose the percentage of the funds assets currently invested in junk bonds.

Response.  Investing in junk bonds is not a principal investment strategy of the fund.  Consequently, disclosure regarding ratings has been added to the Item 9 disclosure on page 17 of the prospectus.  The Trust has not included the disclosure regarding the extent to which the fund is currently invested in junk bonds because such disclosure may become stale and misleading over time.  The fund’s investments are disclosed on Form N-Q, which is publicly available, and in the annual and semi-annual reports to shareholders.

6.                                       Comment.  Disclose the risk of investing in below investment grade securities separately.

Response.  The fund does not invest in below investment grade securities as part of its principal investment strategy.  Therefore, disclosure of the risk of investing in below investment grade securities, separate from the risk of investing in debt securities in general, has not been added to the fund summary.

7.                                       Comment.  Disclose the extent to which the [Equity] fund is permitted to invest in foreign companies or state that there is no limit.  Disclose the extent to which the Fund is currently invested in foreign stocks.  Disclose the extent to which the fund may invest in emerging market companies and the extent to which it is currently so invested.

Response.  Please see the response to Comment No. 4

8.                                       Comment.  To what extent is the [Midcap] fund currently invested in foreign stocks and what is the limit?  Define “foreign securities”

Response.  The term foreign securities is widely used and commonly understood.  Therefore, no definition is provided.  The Trust has not included the disclosure regarding the extent to which the fund is currently invested in foreign markets because such disclosure may become stale and misleading over time.  The fund’s investments are disclosed on Form N-Q, which is publicly available, and in the annual and semi-annual reports to shareholders.  The current disclosure states that the fund may invest in domestic and foreign midcap companies, which indicates that there no limit on the extent to which the fund is permitted to invest in either domestic or foreign securities.

9.                                       Comment.  What is the average weighted market cap of the companies the [Small Cap] fund is currently invested in?

Response.  The Trust has not included the requested disclosure because it is not required to do so by Form N-1A and because the requested disclosure, which is based on “current” average weighed market cap, may become stale and misleading over time.

10.                                 Comment.  Disclose the extent to which the [Small Cap] fund is permitted to invest in foreign companies.  What is the limit?  Disclose the extent to which the Fund is currently invested in emerging markets.

Response.  Please see the response to Comment No. 4.

11.                                 Comment.  Define the terms “engagement” and “public policy advocacy.”

Response.  The two terms are widely used and commonly understood.  Therefore, no definitions have been added to the summary section of the prospectus.  A more complete description of the fund’s ESG guidelines is provided in response to Item 9.

12.                                 Comment.  Please clarify the following statement which appears to raise issues under Section 35(d) or Rule 35d-1.  The [Walden Small Cap Innovations] fund’s name indicates that it will invest in small cap companies with “innovations”, i.e., the name indicates that the fun will invest in certain kinds of companies — companies with innovative products.  This statement says, however, that fund will invest in either companies with innovative products or companies that benefit the environments or society.  Revise the disclosure or change the name of the fund.

Response.  The disclosure has been revised to state that “The Fund invests, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity securities of small cap domestic companies with innovative products and processes.”  The fund also will invest in companies that benefit the environment and society, although these investments will not be subject to the 80% requirement.

13.                                 Comment.  When did the [Walden Small Cap Innovations] fund change its benchmark?  If the index was not different in the preceding period, delete this footnote and the former benchmark.  If the index was different in the preceding period, provide the information required by instruction 2(c) of Item 4.

Response.  Effective August 1, 2011, the fund’s benchmark will change from the S&P 500 to the Russell 2000.  Pursuant to Instruction 2(c) of Item 4 of Form N-1A, the fund is disclosing the current and future benchmarks and the reason for the change.

14.                                 Comment.  Define “foreign securities.”  State the limits on the [Balanced] fund’s ability to invest in foreign securities.

Response.  The term foreign securities is widely used and commonly understood.  Therefore, no definition is provided.  The current disclosure states that the fund may invest in domestic and foreign equity securities, which indicates that there no limit on the extent to which the fund is permitted to invest in either type of security.

15.                                 Comment.  Define “foreign securities.”  State the limits on the [Equity] fund’s ability to invest in foreign securities.

Response.  The term foreign securities is widely used and commonly understood.  Therefore, no definition is provided.  The current disclosure states that the fund may invest in domestic and foreign equity securities, which indicates that there no limit on the extent to which the fund is permitted to invest in either type of security.

16.                                 Comment.  Inform us what no-action letter is being relied upon.  Explain why the [Boston Small Cap] fund is permitted to rely on this letter.  When and why was the predecessor established?  The predecessor was managed by the parent (“Boston Trust”), and not managed by the adviser.  Why does this not preclude the presentation of prior performance?  The objectives, policies, restrictions of the predecessor must be equivalent, not “substantially similar”.  Why does this not preclude the presentation of prior performance?  Did the adviser manage any other accounts that were substantially similar to the fund?  Were substantially all the assets converted?  Could the predecessor account have complied with Subchapter M?  Explain.

Response.  The fund is showing prior performance in reliance on the MassMutual Institutional Funds no-action letter (pub. avail.  September 28, 1995).  The Boston Trust Small Cap Fund is the successor to a bank collective trust fund maintained by Boston Trust & Investment Management Company (“Boston Trust).  The collective investment trust was originally formed for the efficient administration of trust accounts managed by Boston Trust and was exempt from registration under Section 3(c)(11) of the Investment Company Act of 1940.  The Fund was formed in 2005 through the conversion of all the assets of the collective investment trust into the Small Cap Fund.  The Small Cap Fund is managed identically to the former collective trust fund; the objectives, investment policies, guidelines and restrictions are identical.  In addition, the portfolio manager of the collective trust fund, who is an employee of both Boston Trust Investment Management, Inc. and Boston Trust, also serves as the portfolio managers for the Fund.  While not subject to Subchapter M of the Internal Revenue Code, the collective investment trust likely would have been able to comply with that section of the Code.

17.                                 Comment.  Describe the continuing asset coverage required by the fund with respect to the investment restriction on borrowing.

Response.  The comment relates to a fundamental policy, which cannot be changed without a shareholder vote.  This same response applies to other comments regarding other fundamental policies of the Trust.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.                                       The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.                                       Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.                                       Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

4.                                       The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 614-469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible

cc:	Lucia Santini (via email)
Sarah Kelly (via email)
Jennifer Hankins (via email)
Curtis Barnes (via email)